Salient Advisors, L.P.
4265 San Felipe
Suite 800
Houston, Texas 77027

March 29, 2010

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  Christian Sandoe, Esq.

Re:	Salient Absolute Return Fund
Amendment No. 2 to Registration Statement on Form N-2
(333-164750; 811-22388)
Salient Absolute Return Institutional Fund
Amendment No. 2 to Registration Statement on Form N-2
(333-164751; 811-22389)

Dear Mr. Sandoe:

On March 29, 2010 Salient Absolute Return Fund and Salient Absolute Return Institutional Fund (each, a “Fund” and together, the “Funds”) filed the above-captioned amended registration statements on Form N-2 (each, a “Registration Statement”).  Each Fund hereby seeks acceleration of the effectiveness of the applicable Registration Statement as set forth below.

The Funds each hereby request acceleration of the effectiveness of the above Registration Statements for March 30, 2010.

In support of its request for acceleration, each Fund acknowledges that:

1.           Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.           The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.           The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Salient Absolute Return Fund

Salient Absolute Return Institutional Fund

/s/ Jeremy L. Radcliffe
By: ____________________
Name: Jeremy L. Radcliffe
Title: Secretary

Salient Capital, L.P.
4265 San Felipe
Suite 800
Houston, Texas 77027

March 29, 2010

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  Christian Sandoe, Esq.

Re:	Salient Absolute Return Fund
Amendment No. 2 to Registration Statement on Form N-2
(333-164750; 811-22388)
Salient Absolute Return Institutional Fund
Amendment No. 2 to Registration Statement on Form N-2
(333-164751; 811-22389)

Ladies and Gentlemen:

The undersigned, as distributor of each above-captioned fund and offering, hereby joins in the request of the funds that the effectiveness of their respective registration statements relating to the securities be accelerated for March 30, 2010.

Salient Capital, L.P.

/s/ Jeremy L. Radcliffe
By: _______________________
Name: Jeremy L. Radcliffe
Title: Managing Director